Exhibit 21.1

List of Subsidiaries of OMNOVA Solutions Inc.(1)

The following is a list of the subsidiaries of OMNOVA Solutions Inc., an Ohio corporation (the “Corporation”) as of November 30, 2018.

Name of Corporation	State of Incorporation or Jurisdiction
OMNOVA Performance Chemicals (UK) Ltd.	United Kingdom limited company
OMNOVA Engineered Surfaces (Thailand) Co., Ltd	Thailand limited company
OMNOVA Decorative Products (Shanghai) Co., Ltd	Chinese wholly foreign owned enterprise
OMNOVA Solutions SAS	France
OMNOVA Shanghai Co., Ltd.	Chinese wholly foreign owned enterprise
OMNOVA Ningbo Co., Ltd.	Chinese wholly foreign owned enterprise

(1)
The Corporation also controls, directly or indirectly, 20 other companies that, in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined in Rule 1-02 (w) of Regulation S-X.